UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Approval of Production Individualization Agreements for the Atapu and Sépia accumulations in the Santos Basin

Rio de Janeiro, September 11, 2019—Petróleo Brasileiro S.A.—Petrobras informs that it was notified by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) on the approval of the Production Individualization Agreement of Atapu and Sépia accumulations, located in the Santos Basin.

The Agreement is celebrated in situations where the reservoirs extend beyond the areas granted or contracted, according to ANP regulations.

With the approval by ANP, the Atapu and Sépia Agreements became effective as of September 1, 2019.

The Atapu Joint Reservoir comprises:

•	Transfer of Rights Agreement BM-S-11A (Oeste de Atapu Field), operated by Petrobras (42.5%), in partnership with Shell (25%), Total (22.5%) and Petrogal Brasil (10%);

•	the Entorno de Iara Block of the Transfer of Rights Agreement (Atapu field), operated by Petrobras, which holds a 100% interest; and

•	the Non-Contracted Area belongs to the Federal Union, represented by Pre-Sal Petróleo—PPSA in the PIA, as provided for in Law 12351/2010.

The shares of each party in the Atapu joint reservoir are:

Parties	Atapu Joint Reservoir
Petrobras (operator)	89.257%
Shell Brasil Petróleo Ltda.	4.258%
Total E&P Brasil Ltda.	3.832%
Petrogal Brasil S.A.	1.703%
Pré-sal Petróleo—PPSA	0.950%

The Sépia Joint Reservoir comprises:

•	the Transfer of Rights Agreement BM-S-24 (Sépia Leste Field), operated by Petrobras (80%), in partnership with Petrogal Brasil (20%); and

•	the Nordeste de Tupi Block of the Transfer of Rights Agreement (Sépia field), operated by Petrobras, which holds a 100% stake.

The shares of each party in the Sépia joint reservoir are:

Parties	Sépia Joint Reservoir
Petrobras (operator)	97.586%
Petrogal Brasil S.A.	2.414%

Both agreements sets out the interests of each party and the rules for the joint execution of production development and oil and natural gas production in the joint reservoir.

As a result of the process of the production individualization of the two accumulations, it will be necessary an equalization between the expenses incurred and the revenue obtained with the volumes produced up to the effective date of the Agreement.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A.—PETROBRAS | Investor Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1002 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s management. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should”, and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, the future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 11, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer